NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Myers, Florida 33901

September 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-123848

Ladies and Gentlemen:

NeoMedia Technologies, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-123848), filed on April 5, 2005, as amended, to 10:00 am on September 14, 2005, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

Sincerely,

/s/ Charles T. Jensen
Charles T. Jensen
President and Chief Executive Officer